Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
July 21, 2006.

Item 3	News Release
The news release was disseminated in Canada on July 21, 2006 by CCN Matthews.

Item 4	Summary of Material Change

Canplats Resources Corporation reports the closing today of a private placement of 5,000,000 units at a price of $0.20 per unit for gross proceeds of $1,000,000. Each unit consists of one common share and one common share purchase warrant exercisable within two years of closing.

Item 5	Full Description of Material Change
See attached news release dated July 21, 2006.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Assistant Corporate Secretary. (604) 689-3846.

Item 9	Date of Report
July 24, 2006.

July 21, 2006	TSX Venture Exchange: CPQ

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

CANPLATS REPORTS CLOSING OF $1.0 MILLION PRIVATE PLACEMENT

Vancouver, B.C. -- Canplats Resources Corporation (TSX-V: CPQ) reports the closing today of a private placement of 5,000,000 units at a price of $0.20 per unit for gross proceeds of $1,000,000. Each unit consists of one common share and one common share purchase warrant exercisable within two years of closing.

Each full warrant will entitle the holder to purchase one additional common share at a price of $0.25 for two years, provided that if the shares of the company trade for a period of 20 consecutive days (after the expiry of the four-month hold period) at or above $0.40 per share on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants. A finder’s fee of 6% payable in units as well as 10% brokers’ warrants was paid on the private placement. The four-month hold period expires on November 20, 2006.

The proceeds of the financing will be used for drilling of the wholly-owned Rodeo gold property, exploration of recent property acquisitions, working capital and further field investigations for other potential property acquisitions.

This release does not constitute an offer for sale of securities in the United States. The securities being offered have not, nor will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements.

About Canplats Resources Corporation
Canplats holds 100% interests in three Mexican gold prospects, Rodeo, Yerbabuena and El Rincon, the rights to claims in the Mecatona gold-silver district and holdings elsewhere in the State of Chihuahua, and continues to seek other mineral projects in Mexico with exceptional exploration potential.

For further information, contact:

R.E. Gordon Davis	Paul LaFontaine
Chairman, President and C.E.O.	Director, Investor Relations
Direct: (604) 484-8220	Direct: (604) 484-8212
NA toll-free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, director, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.